October 18, 2006

Mail Stop 6010

Chun K. Hong
Chairman of the Board
475 Goddard
Irvine, CA 92618

>   **Re: Netlist, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed September 27, 2006**
>   **File No. 333-136735**

Dear Mr. Hong:

　　　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Graphics

1.   Please avoid the reliance on technical terminology in the cover graphics.

Table of Contents, page i

2.   We note your response to prior comment 5; however, the last sentence appears to be a disclaimer. Therefore, we reissue the comment.

Prospectus Summary, page 1

3.   We note your reference to the confidentiality agreement in the last sentence to your response to prior comment 7. Please note that, despite you agreement,

disclosure may be required in this document or in the future. See for example Regulation S-K Item 101(c)(1)(vii) and rule 408.

Special Note, page 23

4.   We reissue prior comment 11. The first sentence continues to refer to a statute that is not applicable to your offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

5.   Please expand this section to discuss the operational issues mentioned in your response to prior comment 45; for example, we note the two workforce reductions in 2005.

Capital Resources, page 41

6.   Please refer to prior comment 16. Please tell us where the revision was made in exhibit 10.6.

Employment Agreements, page 63

7.   Please clarify what you mean by "customary benefits and terms."

8.   Refer to prior comment 24. Please disclose the exercise price of the options. Also, please disclose the compensation terms under the Tatum agreement with greater specificity.

9.   Please tell us the identity of the employee who receives the benefits in exhibit 10.14.

Other Transactions, page 69

10.   Please file as exhibits the agreements with Serim Paper Manufacturing Co.

Penalty Bids, page 83

11.   Please expand your response to prior comment 38 to tell us how the commitments received by the underwriters in advance of the effective date are consistent with section 5 of the Securities Act.

Fiscal Year, page F-10

12.   We re-issue comment 41. Please revise the financial statements and all related tables and disclosures to identify the actual dates on which your fiscal periods end. Similarly, present audit reports that opine on financial statements as of and for the periods ended on the actual dates on which your fiscal periods end.

Unaudited Pro Forma Net Income per Share and Unaudited Pro Forma Balance Sheet Information, page F-19

13.   It appears that conversion of the debt and preferred stock upon consummation of the offering will result in a material reduction of earnings per share applicable to common shareholders. Accordingly, it appears that you should assume that the conversions occur for both basic and diluted pro forma purposes.

Item 16, Exhibits and Financial Statement Schedules, page II-3

14.   Please include updated accountants' consents with any amendment to the filing.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        Russell Mancuso
                                        Branch Chief

cc (via fax): James W. Loss